Exhibit 99.1

Amira Nature Foods Ltd Announces Third Quarter Fiscal Year 2013 Financial Results

Third Quarter Revenue Increased 56.2% to $113.9 Million

Third Quarter EBITDA Increased 57.7% to $14.0 Million

Third Quarter Adjusted Profit After Tax Increased 175.6% to $5.9 Million

DUBAI — February 25, 2013 — Amira Nature Foods Ltd (the “Company;” NYSE: ANFI), a leading global provider of packaged Indian specialty rice, today reported financial results for the third quarter and nine months ended December 31, 2012.

Third Quarter Financial Highlights:

•                  Revenue increased 56.2% to $113.9 million, compared to $72.9 million in the third quarter of fiscal 2012.

•                  EBITDA increased 57.7% to $14.0 million, compared to $8.9 million in the third quarter of fiscal 2012.

•                  Profit after tax increased 94.1% to $4.2 million, compared to $2.1 million in the third quarter of fiscal 2012.

•                  Excluding non-recurring IPO-related expenses of approximately $1.8 million, adjusted profit after tax increased 175.6% to $5.9 million, compared to $2.1 million in the third quarter of fiscal 2012.

•                  Basic and diluted earnings per share (1) was $0.11 compared to $0.09 for the third quarter of fiscal 2012.

•                  For better quarter over quarter comparability, after adjusting for non-recurring IPO-related expenses and using 35.7 million fully diluted shares, adjusted earnings per share was $0.17 compared to $0.06 in the third quarter of fiscal 2012.

“In the third quarter we continued to execute on our strategic initiatives as we experienced increased growth in India and internationally,” stated Karan A. Chanana, Amira’s Chairman and Chief Executive Officer. “We are pleased to report these efforts enabled us to generate revenue and EBITDA ahead of our expectations for the quarter. Going forward, we remain focused on strengthening our distribution in India, further developing our relationships with key retailers globally and continuing our expansion in new, high-growth markets with our strong Basmati and complementary product portfolio to capitalize on a number of growth opportunities around the world.”

Third Quarter Fiscal 2013 Results

Revenue for the third quarter of fiscal 2013 increased 56.2% to $113.9 million, compared to $72.9 million for the same period in fiscal 2012. The revenue increase was primarily due to increased sales volumes both in India and internationally. In addition, our third quarter revenue included $23.6 million associated with shipment of product to a repeat customer as previously disclosed, while the comparable shipment to this customer was made in the fourth quarter of fiscal 2012. Excluding this shipment, revenue for the third quarter of fiscal 2013 would have increased 23.8% to approximately $90.3 million.

Revenue in the third quarter of fiscal 2013 for our Amira and third party branded products was 99.0% of total revenue, compared to 93.4% of total revenue, for the third quarter of fiscal 2012. Sales of bulk commodity products to institutional customers in the third quarter of fiscal 2013 contributed 1.0% of total revenue, compared to 6.6% of total revenue, for the third quarter of fiscal 2012.

Cost of materials including change in inventory of finished goods increased $28.0 million, or 50.2%, to $83.7 million in the third quarter of fiscal 2013 from $55.7 million in the same period last fiscal year. This increase primarily reflects the growth in our revenue. As a percentage of revenue, cost of material decreased to 73.5% in the third quarter of fiscal 2013, compared to 76.4% in the third quarter of fiscal 2012.

EBITDA (defined as profit after tax plus finance costs, non-recurring IPO-related expenses, income tax expense and depreciation & amortization) increased 57.7% to $14.0 million in the third quarter of fiscal 2013, compared to $8.9 million in the same period last year.  A reconciliation of EBITDA to the IFRS measure of profit after tax is provided in the financial tables section of this release.

Profit after tax for the third quarter of fiscal 2013 increased 94.1% to $4.2 million, compared to $2.1 million in the same period last year.  Basic and diluted earnings per share (1) was $0.11 compared to $0.09 for the third quarter of fiscal 2012.

Excluding non-recurring IPO-related expenses of approximately $1.8 million, adjusted profit after tax increased 175.6% to $5.9 million, compared to $2.1 million in the same period last year. For better quarter over quarter comparability, after adjusting for non-recurring IPO-related expenses and using 35.7 million fully diluted shares, adjusted earnings per share was $0.17 compared to $0.06 in the third quarter of fiscal 2012.  Reconciliations of adjusted profit after tax, to the IFRS measure of profit after tax, and adjusted earnings per share, to basic and diluted earnings per share are provided in the financial tables section of this release.

First Nine Months Fiscal 2013 Results

For the first nine months of fiscal 2013, net revenue increased 35.6% to $273.4 million, compared to $201.7 million for the same period in fiscal 2012. EBITDA increased 44.9% to $34.5 million compared to $23.8 million for the same period in fiscal 2012. Profit after tax increased 128.3% to $10.7 million compared to $4.7 million for the same period in fiscal 2012. Excluding non-recurring IPO-related expenses of approximately $1.8 million, adjusted profit after tax increased 165.5% to $12.5 million, compared to $4.7 million for the same period in fiscal 2012. A reconciliation of adjusted profit after tax, to the IFRS measure of profit after tax is provided in the financial tables section of this release.

Basic and diluted earnings (1) per share for the first nine months of fiscal 2013 was $0.37 compared to $0.19 for the same period in fiscal 2012. For better quarter over quarter comparability, after adjusting for non-recurring IPO-related expenses and using 35.7 million fully diluted shares, adjusted earnings per share was $0.35 for the first nine months of fiscal 2013 compared to $0.13 for the same period in fiscal 2012.

Balance Sheet and Cash Flow Highlights

Our harvest season began in the third quarter in October and ended in January. During this period, we prudently increased inventory in order to meet expected demand, which is reflected in changes in operating assets and liabilities in the cash flow statement for the nine-month period ended December 31, 2012.

On October 15, 2012, we completed an initial public offering (IPO) of our ordinary shares at $10.00 per share and raised $90 million. After paying fees and related offering expenses, we received approximately $81 million in net proceeds. Contemporaneously with the completion of the offering, approximately $77 million of these net proceeds were used to fund the purchase by our direct wholly owned subsidiary Amira Nature Foods, Ltd. of 80.4% of the equity shares of Amira Pure Foods Private Limited (“Amira India”).  Amira India will use $25.0 million of this amount to partially fund the development of a new processing facility. As of the date of this release, Amira India has utilized approximately $52 million out of the funds to repay a portion of outstanding indebtedness and the Company’s cash and cash equivalents were $32.7 million as of December 31, 2012 (including the amount reserved for the new processing facility and $3.8 million of the IPO net proceeds retained at ANFI to fund future operating expenses through 2015).

Fiscal 2013 Outlook

The Company expects full year fiscal 2013 revenue in the range of $405 million to $410 million, an increase of approximately 23% to 25% compared to fiscal 2012, and EBITDA in the range of $50 million to $52 million, an increase of approximately 25% to 30% compared to fiscal 2012.

Conference Call

The Company will hold an investor conference call today at 8:30 a.m. Eastern time.  The dial-in number for this conference call is (877) 407-3982 for North American listeners and (201) 493-6780 for international listeners. Live audio of the conference call will be simultaneously webcast in the investor relations section of the company’s website at http://www.amirafoods.com.

An audio replay will be available following the completion of the conference call by dialing (877) 870-5176 for North American listeners or (858) 384-5517 for international listeners (conference ID 408090). The webcast of the teleconference will be archived and available on the Company’s website.

About Amira Nature Foods

Founded in 1915, Amira has evolved into a leading global provider of packaged Indian specialty rice, with sales in over 40 countries today. Amira sells Basmati rice, premium long-grain rice grown only in certain regions of the Indian sub-continent, under their flagship Amira brand as well as under other third party brands. Amira sells its products primarily in emerging markets through a broad distribution network. Amira’s headquarters are in Dubai,

United Arab Emirates, and it also has offices in India, Malaysia, Singapore, the United Kingdom, and the United States.

Contact

John Mills/Katie Turner, ICR 646.277.1200

Cautionary Note on Forward-Looking Statements

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import.  Specifically, these statements include, among other things, statements that describe our expectations for the global rice market, the financial impact of new sales contracts on our revenue, our plans to make significant capital expenditures, and other statements of management’s beliefs, intentions or goals.  It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to perform our agreements with customers; our ability to recognize revenue from our contracts; continued competitive pressures in the marketplace; our reliance on a few customers for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified in our filings with the Securities and Exchange Commission.  All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors.  Other than as required under the securities laws, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

(1)           Basic and diluted earnings per share is calculated by dividing our profit after tax, which starting with our first financial statements for the period in which our initial public offering occurred, or the third quarter of fiscal 2013, is reduced by the amount of a non-controlling interest reflecting the remaining approximately 19.6% of Amira India that will not be indirectly owned by us, by our weighted average outstanding ordinary shares, during the applicable period.

Amira Nature Foods Ltd

Unaudited Interim Consolidated Statements of Financial Position

(Amounts in USD)

	As at December 31, 2012	As at March 31, 2012
ASSETS
Non-current
Intangible assets	$482,913	$360,578
Property, plant and equipment	23,677,926	25,520,950
Other long-term assets	1,076,657	580,168
Non-current assets	$25,237,496	$26,461,696

Current
Inventories	$197,489,321	$141,620,690
Trade receivables	72,829,490	37,175,413
Derivative financial instruments	—	2,239,129
Prepayments	6,231,241	6,965,302
Other current assets	7,374,757	9,222,451
Cash and cash equivalents	32,657,832	8,368,256
Current assets	$316,582,641	$205,591,241
Total assets	$341,820,137	$232,052,937

EQUITY AND LIABILITIES
Equity
Share capital	$9,111	$100
Securities premium	82,753,269	—
Reserve for available for sale financial assets	(27,543)	(25,496)
Currency translation reserve	(6,211,148)	(1,945,447)
Cash flow hedge reserve	(1,085,734)	—
Actuarial gain/loss reserve	9,954	9,954
Restructuring reserve	9,398,927	9,398,927
Retained earnings	37,549,061	29,292,375
Equity attributable to Shareholders of the Company	$122,395,897	$36,730,413
Equity attributable to Non-Controlling Interest	10,134,442	8,954,156
Total Equity	132,530,339	45,684,569
Liabilities
Non-current liabilities
Employee benefit obligations	$222,012	$178,497
Debt	5,335,403	7,344,938
Deferred tax liabilities	5,725,554	4,821,503
Total non-current liabilities	$11,282,969	$12,344,938

Current liabilities
Trade payables	$45,668,659	$21,302,059
Debt	143,674,026	134,410,915
Current tax liabilities	2,448,922	1,942,637
Derivative financial instruments	39,502	—
Other current liabilities	6,175,720	16,367,819
Current liabilities	$198,006,829	$174,023,430
Total liabilities	$209,289,798	$186,368,368
Total equity and liabilities	$341,820,137	$232,052,937

Amira Nature Foods Ltd

Unaudited Interim Consolidated Statements of Income

(Amounts in USD)

	Nine months ended		Three months ended
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Revenue	$273,436,195	$201,719,881	$113,900,598	$72,923,389
Other income	96,974	505,837	4,872	98,958
Cost of material	(239,876,630)	(154,227,616)	(111,730,620)	(48,995,785)
Change in inventory of finished goods	29,147,049	(6,388,676)	28,067,020	(6,690,887)
Employee expenses	(3,516,944)	(1,933,357)	(1,677,493)	(723,820)
Depreciation and amortization	(1,433,845)	(1,578,060)	(496,523)	(491,751)
Freight, forwarding and handling expenses	(15,620,592)	(7,393,082)	(9,936,443)	(3,518,848)
Other expenses	(9,051,423)	(6,389,662)	(4,011,836)	(2,396,009)
	$33,180,784	$24,315,265	$14,119,575	$10,205,247
Finance costs	(15,663,388)	(15,807,618)	(5,004,409)	(4,995,820)
IPO expenses	(1,750,082)	—	(1,750,082)	—
Finance income	487,594	210,639	308,443	125,321
Other financial items	(587,972)	(2,282,762)	(949,926)	(1,960,237)
Profit before tax	$15,666,936	$6,435,524	$6,723,601	$3,374,511
Income tax expense	(4,924,886)	(1,730,372)	(2,557,897)	(1,227,771)

Profit after tax	$10,742,050	$4,705,152	$4,165,704	$2,146,740
Profit after tax attributable to:
Non-controlling interest	2,485,364	922,210	1,196,400	420,761
Shareholders of the Company	8,256,686	3,782,942	2,969,304	1,725,979

Earnings Per Share

Basic and diluted earnings per share	$0.37	$0.19	$0.11	$0.09

Amira Nature Foods Ltd

Unaudited Interim Consolidated Statements of Comprehensive Income/(Loss)

(Amounts in USD)

	Nine months ended		Three months ended
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Profit after tax	$10,742,050	$4,705,152	$4,165,704	$2,146,740
Other comprehensive income
Available for sale financial assets
-Current period gain/(loss)	(3,769)	(114,747)	8,017	(7,107)
-Reclassification to income statement	—	—	—	—
-Income tax	1,223	37,230	(2,601)	2,306
Cash flow hedge reserve
-Current period loss	(636,729)	—	1,813,965	—
-Reclassification to income statement	(1,362,258)	—	(3,094,267)	—
-Income tax	648,571	—	415,394	—
Exchange differences on translation of foreign operations	$(5,305,598)	$(7,153,349)	$(4,563,670)	$(3,272,175)

Other comprehensive loss for the period, net of tax	$(6,658,560)	$(7,230,866)	$(5,423,162)	$(3,276,976)
Total comprehensive income/(loss) for the period	$4,083,490	$(2,525,714)	$(1,257,458)	$(1,130,236)

Total comprehensive income/(loss)for the period attributable to:
Non-controlling interest	1,180,286	(495,040)	133,460	(221,526)
Shareholders of the Company	2,903,204	(2,030,674)	(1,390,918)	(908,710)

Amira Nature Foods Ltd

Unaudited Interim Consolidated Statements of Changes in Equity

(Amounts in USD)

	Share Capital	Securities premium	Reserve for available for sale financial assets	Currency translation reserve	Cash flow hedge reserve	Actuarial gain/loss reserve	Restructuring reserve	Retained earnings	Equity attributable to Shareholders of the Company	Equity attributable to Non - controlling interest	Total Equity
Balance as at April 1, 2011	$—	$—	$12,481	$2,480,458	$—	$(12,177)	$9,398,927	$19,689,208	$31,568,897	$7,695,900	$39,264,797
Profit after tax	—	—	—	—	—	—	—	3,782,942	3,782,942	922,210	4,705,152
Other comprehensive loss for the period	—	—	(62,324)	(5,751,292)	—	—	—	—	(5,813,616)	(1,417,250)	(7,230,866)
Total comprehensive income/(loss) for the period	—	—	(62,324)	(5,751,292)	—	—	—	3,782,942	(2,030,674)	(495,040)	(2,525,714)
Balance as at Dec 31, 2011	—	—	$(49,843)	$(3,270,834)	$—	$(12,177)	$9,398,927	$23,472,150	$29,538,223	$7,200,860	$36,739,083

Balance as at April 1, 2012	$100	$—	$(25,496)	$(1,945,447)	$—	$9,954	$9,398,927	$29,292,375	$36,730,413	8,954,156	$45,684,569
Issue of Shares (Net of Issuance Cost)	9,000	82,639,766	—	—	—	—	—	—	82,648,766	—	82,648,766
Share based payment	11	113,503	—	—	—	—	—	—	113,514	—	113,514
Transactions with owners	9011	82,753,269	—	—	—	—	—	—	82,762,280	—	82,762,280
Profit after tax	—	—	—	—	—	—	—	8,256,686	8,256,686	2,485,364	10,742,050
Other comprehensive loss for the period	—	—	(2,047)	(4,265,701)	(1,085,734)	—	—	—	(5,353,482)	(1,305,078)	(6,658,560)
Total comprehensive income/(loss) for the period	—	—	(2,047)	(4,265,701)	(1,085,734)	—	—	8,256,686	2,903,204	1,180,286	4,083,490
Balance as at Dec 31, 2012	$9,111	$82,753,269	$(27,543)	$(6,211,148)	$(1,085,734)	$9,954	$9,398,927	$37,549,061	$122,395,897	10,134,442	$132,530,339

Amira Nature Foods Ltd

Unaudited Interim Consolidated Statements of Cash Flows

(Amounts in USD)

	Nine months ended Dec 31, 2012	Nine months ended Dec 31, 2011
(A) Cash flow from operating activities
Profit before tax	$15,666,936	$6,435,524
Adjustments for non-cash items	153,022	3,643,618
Changes in operating assets and liabilities	(80,699,456)	(9,568,612)
Adjustment for non-operating expenses	12,178,995	12,521,668
	$(52,700,503)	$13,032,198
Income taxes paid	(2,798,528)	101,699
Net cash (used in) / generated from operating activities	$(55,499,031)	$13,133,897

(B) Cash flow from investing activities
Purchase of property, plant and equipment	$(879,098)	$(780,085)
Purchase of intangible assets	(176,304)	(7,638)
Interest income	564,510	348,772
Net cash used in investing activities	$(490,892)	$(438,951)

(C) Cash flows from financing activities
Proceeds from Issue of Shares	82,648,766	—
Net proceeds/(repayment) from short term debt	16,389,036	(615,875)
Repayment of long term debt	(2,163,382)	(1,928,642)
Interest paid	(12,743,505)	(12,867,295)
Net cash generated from/(used in) financing activities	$84,130,915	$(15,411,812)
Effect of change in exchange rate on cash and cash equivalents	(3,851,416)	(1,825,770)
Net increase/(decrease) in cash and cash equivalents	$24,289,576	$(4,542,636)
Cash and cash equivalents at the beginning of the period	8,368,256	8,200,695
Cash and cash equivalents at the end of the period	$32,657,832	$3,658,059

Non-IFRS Financial Measure

In evaluating our business, we consider and use the non-IFRS measures EBITDA, adjusted profit after tax and adjusted earnings per share, as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define: (1) EBITDA as profit after tax plus finance costs, non-recurring IPO-related expenses, income tax expense and depreciation and amortization (2) Adjusted Profit after tax, as profit after tax less $1.8 million in non-recurring IPO-related expenses (3) adjusted earnings per share as the quotient of: (a) adjusted profit after tax , and (b) the sum of our outstanding ordinary shares and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India, or 35.7 million shares, during the applicable period.

We use EBITDA as a measure of operating performance to assist in comparing performance from period to period on a consistent basis, as measures for planning and forecasting overall expectations and for evaluating actual results against such expectations and as performance evaluation metrics, including as part of assessing and administering our executive and employee incentive compensation programs. We believe that the use of EBITDA as a non-IFRS measure facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structures (affecting relative finance or interest expenses), non-recurring IPO-related expenses the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses (affecting one-time transition charges). We also present this non-IFRS measure because we believe this non-IFRS measure is frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

We present Adjusted Profit after tax and adjusted earnings per share because we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS results and the reconciliation to Profit after tax and basic and diluted earnings per share respectively, provide a more complete understanding of our business than could be obtained absent this disclosure.  We also believe that these non-IFRS financial measures are useful to investors in assessing the operating performance of our business after reflecting the adjustments described above.

The following is a reconciliation of profit after tax to EBITDA:

(Amounts in USD)

	Nine months ended Dec 31, 2012	Nine months ended Dec 31, 2011	Three months ended Dec 31, 2012	Three months ended Dec 31, 2011
Profit after tax	$10,742,050	$4,705,152	$4,165,704	$2,146,740

Add: Income tax expense	4,924,886	1,730,372	2,557,897	1,227,771
Add: Finance costs	15,663,388	15,807,618	5,004,409	4,995,820
Add: IPO-related expenses	1,750,082	—	1,750,082	—
Add: Depreciation and amortization	1,433,845	1,578,060	496,523	491,751

EBITDA	$34,514,251	$23,821,202	$13,974,615	$8,862,082

The following is a reconciliation of profit after tax to adjusted profit after tax (excluding IPO-related expenses):

	Nine months ended Dec 31, 2012	Nine months ended Dec 31, 2011	Three months ended Dec 31, 2012	Three months ended Dec 31, 2011
Profit after tax (PAT)	$10,742,050	$4,705,152	$4,165,704	$2,146,740
Add: IPO related expenses	$1,750,082	—	$1,750,082	—
Adjusted profit after tax	$12,492,132	$4,705,152	$5,915,786	$2,146,740

The following is a reconciliation of earnings per share as per IFRS and Adjusted earnings per share:

	Nine months ended	Nine months ended	Three months ended	Three months ended
	31-Dec-12	31-Dec-11	31-Dec-12	31-Dec-11
Profit after tax (PAT)	$10,742,050	$4,705,152	$4,165,704	$2,146,740

Profit attributable to Shareholders of the company	$8,256,686	$3,782,942	$2,969,304	$1,725,979
Weighted average number of shares (from IPO date to 31 Dec 2012)	22,212,798	19,660,000	27,290,647	19,660,000
Basic and diluted Earnings per share as per IFRS	$0.37	$0.19	$0.11	$0.09
Profit after tax (PAT)	$10,742,050	$4,705,152	$4,165,704	$2,146,740
Add: IPO-related expenses	$1,750,082	—	$1,750,082	—
Adjusted profit after tax,	$12,492,132	$4,705,152	$5,915,786	$2,146,740
Number of shares outstanding including shares for non-controlling interest - fully diluted (from IPO date to 31 Dec 2012)	35,676,434	35,676,434	35,676,434	35,676,434
Adjusted earnings per share	$0.35	$0.13	$0.17	$0.06